Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 - 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

December 30, 2019 and January 6, 2020.

Item 3.	News Release

The Company’s news releases dated December 30, 2019 and January 6, 2020 were disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4.	Summary of the Material Change

MMR US$10 Million Concentrate Prepayment

On December 30, 2019, the Company’s wholly owned subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), entered into a US$10 million concentrate prepayment agreement with the IXM Group, one of the world’s largest physical metal traders, headquartered in Geneva, Switzerland. MMR wholly owns and operates the Company’s Mexican mining operations.

Samsung US$11.25 Million Gold Dore Prepayment

On January 6, 2020, the Company entered into a US$11.25 million gold doré prepayment agreement with Samsung C&T U.K. Ltd., a wholly owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group.

Item 5	Full Description of the Material Change
Item 5.1	Full Description of the Material Change

MMR US$10 Million Concentrate Prepayment

On December 30, 2019, the Company’s wholly owned subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), entered into a US$10 million concentrate prepayment agreement with the IXM Group (“IXM”), one of the world’s largest physical metal traders, headquartered in Geneva, Switzerland. MMR wholly owns and operates the Company’s Mexican mining operations.

In consideration of an off-take agreement with a subsidiary of IXM at market-based commercial terms for 100% of the gold-silver concentrates produced from the Guanajuato Mine Complex (“GMC”) in 2020 and 2021, IXM has agreed to advance a US$10 million prepayment to MMR on December 30, 2019. The prepayment will be repaid on December 31, 2020 and will bear interest at an annual rate of 3-month USD LIBOR plus 5%. The Company has issued a guarantee to IXM with respect to the prepayment. There is no hedging of the price of gold or silver associated with the off-take or prepayment agreement.

Samsung US$11.25 Million Gold Dore Prepayment

On January 6, 2020, the entered into a US$11.25 million gold doré prepayment agreement (the “Samsung Agreement”) with Samsung C&T U.K. Ltd. (“Samsung”), a wholly owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group.

In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period from our Tucano Gold Mine, Samsung has agreed to advance a US$11.25 million prepayment (the “Advance”) to the Company. Gold deliveries will be sold at a 0.65% discount to the benchmark price of gold at the time of delivery and will be used to offset repayments of the Advance, which are scheduled to occur between 11 to 24 months after the date of the Advance. The Advance will bear interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in the Company’s Brazilian subsidiary that owns the Tucano Gold Mine. The Company has a full option for early re-payment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Samsung Agreement also provides Samsung a right of offer for concentrates produced from the Company’s Coricancha Mine project in certain circumstances. The transaction is expected to close with the funding of the Advance by February 2020.

Both the IXM and the Samsung agreements were entered into in the ordinary course of the Company’s business.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51 - 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jim Zadra

Chief Financial Officer

Telephone: 604-608-1766

Item 9.	Date of Report

January 14, 2020